UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 19, 2016, Husky Energy Inc. issued a press release updating its 2016 guidance. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: January 19, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Updates 2016 Guidance

Calgary, Alberta (January 19, 2016) – Husky Energy is taking additional steps to improve its resilience through the extended low commodity price environment.

“We continue to take decisive action in this period of persistent supply-demand imbalance,” said CEO Asim Ghosh. “These actions are in line with the principles we have established, namely, balancing capital spending with cash flow and maintaining a strong balance sheet. Our fundamental goal remains unchanged – the steps we are taking will see Husky emerge from this cycle as a more resilient and more profitable company.”

Updated 2016 Production and Capital Guidance

The capital plan has been revised to a range of $2.1-2.3 billion from a previous range of $2.9-3.1 billion. Savings will be achieved primarily through deferring discretionary activities in Western Canada.

The Company’s overall earnings break-even point is expected to be in the sub-$40s US WTI oil by the end of 2016. Further gains are expected to be achieved through the ongoing reduction of operating and sustaining costs.

Production is now expected to be in the range of 315,000-345,000 barrels of oil equivalent per day (boe/day), compared to the previous guidance of 330,000-360,000 boe/day.

“Within the updated capital plan, the transition into a low sustaining capital business continues unabated. Deferral of capital is in those areas that can be quickly switched on as commodity prices recover,” said Ghosh.

Dividend Update

The Company continues to triangulate its top three business priorities; a strong balance sheet, dividend and transition into a low sustaining capital business. While Husky fully recognizes the importance of the dividend, the balance sheet takes precedence in this environment.

A stock dividend was introduced in the third quarter as an interim measure in lieu of a cash dividend. Given the persistent downward pressure on oil prices and the extended lower for longer outlook, the Board of Directors has suspended the quarterly dividend. No cash or share dividend will be issued for the fourth quarter of 2015.

The Board will continue to review the dividend on a quarterly basis.

Steady Progress on Value Creation Initiatives

Steady progress is being made on several initiatives to unlock incremental value and further strengthen the balance sheet. Proceeds will be used to meet the Company’s internal debt objectives.

The Company is assessing the potential partial sale of select midstream assets in the Lloydminster region, which includes pipelines and storage facilities. Husky intends to retain operatorship of these assets in order to maintain tight integration between its Upstream production and Downstream facilities.

In addition, Husky is continuing its planned dispositions of select legacy oil and natural gas assets in its Western Canada portfolio. This will allow for a more focused capital program so a larger proportion of capital can be deployed to assets that can deliver higher returns in a lower commodity price environment. Late last year, the Company realized about $100 million in proceeds from the sales of assets.

The planned divestitures, which produce about 55,000 boe/day, do not include heavy oil or oil sands assets.

Finally, the assessment of a sale of royalty interests in Western Canada, representing approximately 2,000 boe/day of production, is continuing.

Business Activity Highlights

The updated plan will continue to advance the transition into a low sustaining capital business while providing flexibility to quickly ramp up production as commodity prices recover. It allows for the on-schedule completion of three new Lloyd thermal projects in 2016 which will add 24,500 barrels per day (bbls/day), a Tucker thermal extension adding 5,000 bbls/day, and the continued development of fixed price Asia Pacific projects that will begin to come online starting in 2017. The steady ramp up of the Sunrise Energy Project will continue through the year. Downstream turnarounds will be completed as scheduled.

Activities that have been deferred include select drilling in Western Canada, pacing of other discretionary activities throughout the portfolio, and an adjusted schedule for the mobilization of an offshore drilling rig in the Atlantic Region.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s 2016 capital plan, including plans for achieving savings; the Company’s expected earnings break-even point by the end of 2016; the Company’s 2016 production guidance; anticipated use of proceeds from initiatives to unlock incremental value and further strengthen the Company’s balance sheet; anticipated production volumes from planned divestitures;

•	with respect to the Company’s Asia Pacific Region: anticipated timing of first production at the Company’s fixed price Asia Pacific projects;

•	with respect to the Company’s Heavy Oil properties: plans with respect to a potential partial sale of select midstream assets in the Lloydminster region; anticipated increase in production volumes from the Company’s new thermal projects in the Lloydminster area and an extension of the Tucker thermal project; and

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•	with respect to the Company’s Western Canadian oil and gas resource plays: planned dispositions of select legacy oil and natural gas assets, including anticipated benefits of such a disposition.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas producer’s disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other producers but does not represent value equivalency at the wellhead.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise directed.

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